Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLD ROYALTY ANNOUNCES INCLUSION IN VANECK VECTORS JUNIOR

GOLD MINERS ETF

Vancouver, British Columbia – June 22, 2021 – Gold Royalty Corp. (“GRC”) (NYSE American: GROY) is pleased to announce that it is has been added to the VanEck Vectors Junior Gold Miners ETF (“GDXJ”) as of June 11, 2021.

David Garofalo, CEO, President, and Chairman of GRC, stated: “Our path to creating an exciting high growth, diversified public royalty company began with our successful IPO in March this year. At that time, we knowingly entered a congested arena that has seen a proliferation of new public royalty companies in the past 18 months. Yesterday’s announced C$292 million proposed acquisition of Ely Gold Royalty (EGR) moves the Company significantly along this path to create a leading growth and Americas oriented precious metals royalty company. This transaction coupled with our demonstrated ability to successfully access the capital markets, combines with yet another important milestone for the Company - GRC’s inclusion in the GDXJ which further raises the Company’s profile among retail and institutional investors. Having meaningfully advanced our goals in a short timeframe, we are poised to take advantage of a strong balance sheet, liquidity position and capital markets presence to successfully compete with the larger intermediate companies in our sector and to further execute on our growth ambitions.”

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties ranging from 0.5% to 2.0% on 18 gold properties covering 12 projects located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause GRC’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the proposed transaction with EGR; the ability of the parties to satisfy the conditions to closing of such transaction; and the anticipated timing thereof; and the anticipated timing, benefits and effects of the completion of the Arrangement, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, obtaining required shareholder and regulatory approvals, any inability to satisfy the other conditions to the transaction, material adverse effects on the business, properties and assets of EGR; and any inability of the parties to realize the benefits of the proposed transaction. Although GRC has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. GRC does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.